UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2019

COMMISSION FILE NUMBER: 001-38141

SIERRA METALS INC.
(Translation of registrant’s name into English)

161 Bay Street, Suite 4260
Toronto, Ontario M5J 2S1 Tel: (416) 366-7777
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PRELIMINARY STATEMENT

This Form 6-K/A amends the Form 6-K furnished by Sierra Metals Inc. (the “Company”) on July 26, 2019

DOCUMENTS FILED AS PART OF THIS FORM 6-K/A

See the Exhibit Index to this Form 6-K/A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIERRA METALS INC.

Date: July 29, 2019	By:	/s/ Ed Guimaraes
	Name:	Ed Guimaraes
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated July 26, 2019